December 23, 2020

VIA EDGAR TRANSMISSION

Mindy Rotter
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alpha Architect ETF Trust (the "Registrant")
Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A (the "Amendment")
 File Nos.: 333-195493 and 811-22961

Dear Ms. Rotter:

This correspondence responds to accounting comments to the Registrant received by Michael Pellegrino, Registrant's counsel, from the staff of the U.S. Securities and Exchange Commission (the "Staff" of the "Commission") on December 17, 2020 with respect to the Amendment.  The Amendment was filed for the purpose of adding a new series, the UPHOLDINGS Compound Kings ETF (the "New Fund"). Capitalized terms not otherwise defined have the same meaning as in the Amendment. Each comment is repeated below, as to our understanding, with our response immediately following.

Comment 1. The Schedule of Investments included in the Predecessor Fund's audited financial statements lists Airbnb, Inc. as one of the holdings. In addition, there is a note regarding this holding that indicates "Investment in Airbnb Inc. is held indirectly through Fund FG-ONJ, a series of Forge Investments LLC." Please explain the following in correspondence:

a. What is the entity in which the Predecessor Fund is invested?
b. Which entity has custody of the Airbnb, Inc. shares?
c. If the Predecessor Fund does not have custody of the shares, please describe the reasoning for the presentation in the Schedule of Investments.

Response (a):  Fund FG-ONJ, a series of Forge Investments LLC, is a special purpose vehicle ("Forge SPV") that exclusively enters into forward purchase agreements with shareholders and rights holders of Airbnb Inc. (collectively, referred to herein as "shareholders").  Via these legally-binding forward purchase agreements, Airbnb, Inc. shareholders irrevocably commit to cause the custodian of their Airbnb shares to deliver their shares to Forge SPV shortly after the shares become freely transferable. For a point of clarity, the parties to the forward purchase agreements are Forge SPV and the respective shareholders. The Predecessor Fund is not a party to those agreements.

In this case, all of Airbnb's post-IPO lock-ups will expire on or before June, 2021. At that time a particular Airbnb, Inc. shareholder's post-IPO lock-up expires, that shareholder is contractually obligated to direct the custodian to transfer their shares to the Forge SPV. Forge SPV may assist shareholders in that process. As Forge SPV receives the Airbnb shares, it will transfer the shares to each investor in the Forge SPV on a pro-rata basis. Historically, in connection with similar transactions, the entire transfer process concluded within a few days of the expiration of the final lock-ups. Forge SPV units initially correspond 1:1 with the underlying forward purchase agreement. In this case, the Fund acquired 1,400 Forge SPV units. Following the 2:1 ABNB Inc. stock split declared by Airbnb Inc. on October 26, 2020, Forge SPV effectuated a split in its units per the same ratio. Therefore, following expiration of all of the post-IPO lock-ups, the New Fund will be entitled to receive 2,800 Airbnb, Inc. shares.

Note: The New Fund will be entitled to receive the shares because the New Fund and the Predecessor Fund will merge prior to the expiration of the lock-up, and therefore New Fund will have acquired all of the Predecessor Fund's interest in the Forge SPV units.

Response (b):  Airbnb, Inc. shares are presently in the custody of various institutional qualified custodians.

Response (c):  Because the Forge SPV exclusively holds forward purchase agreements on Airbnb, Inc. shares in a 1:1 manner, the Registrant believes the most transparent presentation to investors is to present the number of shares and value thereof, with a footnote documenting the Forge SPV forward contract structure.

 Nevertheless, the Registrant will update the Schedule of Investments to reflect the Fund's direct ownership in "Fund FG-ONJ, a series of Forge Investments LLC (0.2% ownership interest)*" A footnote reflecting the rights to Airbnb, Inc. shares provided by the structure will read as follows:

 *Fund FG-ONJ, a series of Forge Investments LLC ("Forge SPV") is a special purpose vehicle that exclusively enters into forward purchase agreements with shareholders of AirBNB. Inc. Forge SPV enters into legally binding forward purchase agreements with AirBNB, Inc. shareholders who commit to transfer their shares to Forge SPV once their shares become freely transferable. The Fund is not a party to those agreements. However, via its investment in Forge SPV, the Fund has indirectly invested in forward contracts to acquire 1,400 shares of AirBNB, Inc. The indirect rights to acquire the Airbnb, Inc. shares were acquired as follows:

 700 beneficial shares acquired indirectly on November 1, 2019 for a total cost of $100,695 ($143.85 per share)

 700 beneficial shares acquired indirectly on April 29, 2020 for a total cost of $51,837 ($74.05 per share)

Comment 2. Airbnb appears to be a restricted security. However, it appears to be missing the acquisition date required by Regulation S-X, Section 12-12. Please correct in an amended filing or explain in correspondence why the Registrant believes such date is not required.

Response:  The Registrant affirms the acquisition dates will be appended in an updated filing. Please refer to the response above for the proposed amendment. In addition, the Registrant will add an additional note regarding restricted securities that reads as follows (please see Comment 4 for valuation process used):

 "The carrying value of the shares to be delivered in the future were valued at $110 per share. These shares, prior to their receipt by Forge SPV, are restricted up to six-months after the initial public offering. Upon Forge SPV's receipt, the shares will be freely transferrable."

Comment 3. The Statement of Assets and Liabilities indicates that securities are on loan (see "payable upon return of securities loaned").  However, we did not locate a tick mark for securities on loan in the Schedule of Investments. Please correct in an amended filing or explain in correspondence why the Registrant believes such a tick mark is not required.

Response:          The Registrant affirms the tick mark for securities on loan will be added in the Schedule of
Investments with a footnote to read as follows:

"283 shares were lent as of September 30, 2020 with a fair value of $7,678."

Comment 4. Note 2 to the audited financial statements - Private Investment Companies disclosure. The note indicates that the valuation technique was for the "recent financing round transaction price." Please provide in correspondence the date of the "recent financing round transaction price."  In addition, please describe the valuation processes that were utilized to determine the valuation.

Response: For the audited financial statements dated September 30, 2020, the most recent transaction price observed for units of Forge SPV, was $110 a share, which occurred on September 17, 2020. This market transaction was deemed an appropriate measure for fair valuation of the Predecessor Fund's Forge SPV units by the Predecessor Fund's investment adviser.

 That is, the fair valuation process used the most recent valuation of Airbnb, Inc. shares from the most recent forward contracts that Forge SPV entered into with an Airbnb, Inc. shareholder. To be clear, an Airbnb, Inc. share price was set forth in each forward contract.

In valuing the Forge SPV shares, the investment adviser to the Predecessor Fund's fair valuation process was completed in accordance with its valuation policies and procedures. The investment adviser to the Predecessor Fund believes the valuation of the Forge SPV units as reflected in the Schedule of Investments was appropriate for the following reasons:

1) The units transacted on September 17, 2020 were between the same Forge SPV as units under contract between the Forge SPV and Predecessor Fund.

2) The market transaction was relatively recent (thirteen days prior to the September 30, 2020 valuation date).

Additional Note: The auditor to the Predecessor Fund is aware of the contents of this correspondence, and has indicated that it will issue a new opinion and consent in connection with the revised financial statements.

    * * *

We believe that this information responds to all of your comments.  If you have any questions regarding the above responses or the Fund's newly selected name, please do not hesitate to contact the undersigned at 215-882-9983 or compliance@alphaarchitect.com

  Sincerely,

 /s/ Patrick Cleary
Patrick Cleary
  Chief Compliance Officer, Alpha Architect ETF Trust